

September 15, 2025

Adam Craig
Executive Chairman
X4 Pharmaceuticals, Inc.
61 North Beacon Street, 4th Floor
Boston, MA 02134

> **Re:** **X4 Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 10, 2025**
> **File No. 333-290158**

Dear Adam Craig:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan A. Murr, Esq.